1933 Act Reg. No. 333-209937

As filed with the Securities and Exchange Commission on May 24, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

Artisan Partners Funds, Inc.

(Registrant)

875 East Wisconsin Avenue, Suite 800

Milwaukee, Wisconsin 53202

Telephone Number: (414) 390-6100

Sarah A. Johnson	John M. Loder
Artisan Partners Funds, Inc.	Ropes & Gray LLP
875 East Wisconsin Avenue, Suite 800	Prudential Tower, 800 Boylston Street
Milwaukee, Wisconsin 53202	Boston, Massachusetts 02199
(Agents for Service)

EXPLANATORY NOTE

The Combined Information Statement for Artisan Small Cap Value Fund and Prospectus for Artisan Mid Cap Value Fund (the “Information Statement/Prospectus”) and Statement of Additional Information, each in the form filed on April 6, 2016 pursuant to Rule 497 under the Securities Act of 1933, as amended (File No. 333-209937), are incorporated herein by reference. This amendment is being filed in order to file: (i) as Exhibit 4 to this Registration Statement, the Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14 and (ii) as Exhibit 12 to this Registration Statement, the opinion and consent of counsel supporting the tax matters and consequences to shareholders of the reorganization described in the Information Statement/Prospectus, as required by Item 16(12) of Form N-14.

PART C

OTHER INFORMATION

ITEM 15. Indemnification.

Article VIII of Registrant’s Amended and Restated Articles of Incorporation and Article IX of Registrant’s Bylaws (Exhibits (1) through (2), which are incorporated herein by reference) provide that the Registrant shall indemnify and advance expenses to its currently acting and its former directors and officers to the fullest extent that indemnification of directors and officers is permitted by the Wisconsin Statutes. The Board of Directors may by bylaw, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Wisconsin Statutes; provided however, that nothing therein shall be construed to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant will not advance attorneys’ fees or other expenses incurred by the person to be indemnified unless the Registrant shall have received an undertaking by or on behalf of such person to repay the advance unless it is ultimately determined that such person is entitled to indemnification and one of the following conditions shall have occurred: (i) such person shall provide security for his undertaking, (ii) the Registrant shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of the disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall have determined that based on a review of readily available facts there is reason to believe that such person ultimately will be found entitled to indemnification.

Registrant and its directors and officers are insured under policies of insurance maintained by Registrant, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers. The policies expressly exclude coverage for any director or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

The Registrant also has entered into indemnification agreements with each of its directors. The indemnification agreements provide that the Registrant will indemnify and advance expenses to the director if the director is or is threatened to be made a party to a proceeding by reason of the director’s corporate status, to the fullest extent permitted by applicable law. The indemnification agreements specifically provide that a director will not be indemnified for any acts or omissions giving rise to any claims asserted against the director that constituted “disabling conduct” (e.g., willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office).

ITEM 16. Exhibits.

Exhibit Number	Description

(1)	(a)	Amended and Restated Articles of Incorporation dated January 11, 2013. (y)

	(b)	Articles of Amendment dated December 17, 2013. (aa)

	(c)	Articles of Amendment dated February 12, 2014. (bb)

	(d)	Articles of Amendment dated March 12, 2015. (ff)

	(e)	Articles of Amendment dated August 11, 2015. (hh)

	(f)	Articles of Amendment dated February 9, 2016. (jj)

(2)	Bylaws, as amended and restated, of the Registrant dated February 21, 2014. (cc)

(3)	None.

(4)	Agreement and Plan of Reorganization, dated May 20, 2016. Filed herewith.

(5)	None. (Registrant does not issue share certificates.)

(6)	Second Amended and Restated Investment Advisory Agreement between the Registrant and Artisan Partners Limited Partnership. (gg)

Exhibit Number	Description

(7)	(a)	Second Amended and Restated Distribution Agreement between the Registrant and Artisan Partners Distributors LLC. (gg)

	(b)	Revised Schedule to Second Amended and Restated Distribution Agreement as of August 11, 2015. (hh)

	(c)	Revised Schedule to Second Amended and Restated Distribution Agreement as of February 9, 2016. (jj)

(8)	None.

(9)	(a)	Custodian Agreement and Accounting Services Agreement between the Registrant and State Street Bank and Trust Company. (a)

	(b)	Notification to Custodian regarding addition of Artisan Mid Cap Fund. (b)

	(c)	Notification to Custodian regarding addition of Artisan Small Cap Value Fund. (c)

	(d)	Amendment No. 1 to Custodian Agreement. (d)

	(e)	Notification to Custodian regarding addition of Artisan Mid Cap Value Fund. (e)

	(f)	Notification to Custodian regarding addition of Artisan International Small Cap Fund. (g)

	(g)	Notification to Custodian regarding addition of Artisan International Value Fund. (i)

	(h)	Amendment No. 2 to Custodian Agreement. (i)

	(i)	Notification to Custodian regarding addition of Artisan Value Fund. (l)

	(j)	Notification to Custodian regarding addition of Artisan Emerging Markets Fund. (m)

	(k)	Notification to Custodian regarding addition of Artisan Global Value Fund. (o)

	(l)	Notification to Custodian regarding addition of Artisan Global Opportunities Fund. (q)

	(m)	Amendment to the Custodian Agreement. (s)

	(n)	Notification to Custodian regarding addition of Artisan Global Equity Fund. (t)

	(o)	Notification to Custodian regarding addition of Artisan Global Small Cap Fund. (z)

	(p)	Notification to Custodian regarding addition of Artisan High Income Fund. (dd)

Exhibit Number	Description

	(q)	Amendment to Custodian Agreement. (dd)

	(r)	Notification to Custodian regarding addition of Artisan Developing World Fund. (hh)

(10)	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3. (jj)

(11)	Opinion and consent of Godfrey & Kahn as to the legality of issuance of shares. (kk)

(12)	Opinion of Ropes & Gray regarding certain tax matters. Filed herewith.

(13)	(a)	Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company. (f)

	(b)	Notification to Transfer Agent regarding addition of Artisan International Small Cap Fund. (g)

	(c)	Notification to Transfer Agent regarding addition of Artisan International Value Fund. (h)

	(d)	Letter agreement dated July 24, 2002 between the Registrant and State Street Bank and Trust Company. (i)

	(e)	Amendment No. 1 to Transfer Agency and Service Agreement. (j)

	(f)	October 1, 2003 amendment to letter agreement dated July 24, 2002 between the Registrant and State Street Bank and Trust Company. (k)

	(g)	Notification to Transfer Agent regarding addition of Artisan Value Fund. (l)

	(h)	Notification to Transfer Agent regarding addition of Artisan Emerging Markets Fund. (m)

	(i)	Notification to Transfer Agent regarding addition of Artisan International Value Fund – Institutional Shares. (n)

	(j)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company. (n)

	(k)	Notification to Transfer Agent regarding addition of Artisan Global Value Fund. (o)

	(l)	Notification to Transfer Agent regarding addition of Artisan Emerging Markets Fund – Advisor Shares. (p)

	(m)	Notification to Transfer Agent regarding addition of Artisan Global Opportunities Fund. (q)

Exhibit Number	Description

	(n)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company. (r)

	(o)	Notification to Transfer Agent regarding addition of Artisan Global Equity Fund. (t)

	(p)	Notification to Transfer Agent regarding addition of Artisan Global Opportunities Fund – Institutional Shares and Artisan Value Fund – Institutional Shares. (u)

	(q)	Notification to Transfer Agent regarding addition of Artisan Mid Cap Value Fund – Institutional Shares and Artisan Small Cap Value Fund – Institutional Shares. (v)

	(r)	Notification to Transfer Agent regarding addition of Artisan Small Cap Fund – Institutional Shares. (w)

	(s)	Notification to Transfer Agent regarding addition of Artisan Global Value Fund – Institutional Shares. (x)

	(t)	Notification to Transfer Agent regarding addition of Artisan Global Small Cap Fund. (z)

	(u)	Notification to Transfer Agent regarding addition of Artisan High Income Fund. (dd)

	(v)	Notification to Transfer Agent regarding redesignation of Artisan Emerging Markets Fund – Advisor Shares as Investor Shares. (dd)

	(w)	Notification to Transfer Agent regarding addition of Artisan Global Opportunities Fund – Advisor Shares, Artisan Global Value Fund – Advisor Shares, Artisan International Fund – Advisor Shares, Artisan International Value Fund – Advisor Shares, Artisan Mid Cap Fund – Advisor Shares, Artisan Mid Cap Value Fund – Advisor Shares and Artisan Value Fund – Advisor Shares. (dd)

	(x)	Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company. (ee)

	(y)	Notification to Transfer Agent regarding addition of Artisan Developing World Fund. (hh)

	(z)	Notification to Transfer Agent regarding addition of Artisan Global Equity Fund – Institutional Shares. (ii)

	(aa)	Notification to Transfer Agent regarding addition of Artisan International Small Cap Fund – Institutional Shares. (ll)

(14)	Consent of independent registered public accounting firm. (kk)

Exhibit Number	Description

(15)		None.

(16)		Powers of Attorney for the Directors of Artisan Partners Funds, Inc. (kk)

(17)	(a)	The Registrant’s current prospectus, dated February 1, 2016, only with respect to the information about Artisan Small Cap Value Fund and Artisan Mid Cap Value Fund contained therein. (kk)

	(b)	The Registrant’s current Statement of Additional Information, dated February 1, 2016, only with respect to the information about Artisan Small Cap Value Fund and Artisan Mid Cap Value Fund contained therein. (kk)

	(c)	The Registrant’s annual report to shareholders, dated as of September 30, 2015, only with respect to the information about Artisan Small Cap Value Fund and Artisan Mid Cap Value Fund contained therein. (kk)

(a)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 3 to Registrant’s registration statement on Form N-1A, Securities Act file number 33-88316 (the “Registration Statement”), filed on November 27, 1995.
(b)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 6 to the Registration Statement, filed on April 11, 1997.
(c)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 7 to the Registration Statement, filed on June 6, 1997.
(d)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 13 to the Registration Statement, filed on October 31, 2000.
(e)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 16 to the Registration Statement, filed on September 4, 2001.
(f)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 17 to the Registration Statement, filed on October 29, 2001.
(g)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 18 to the Registration Statement, filed on June 6, 2002.
(h)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 21 to the Registration Statement, filed on October 29, 2002.
(i)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 22 to the Registration Statement, filed on September 26, 2003.
(j)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 23 to the Registration Statement, filed on January 28, 2004.
(k)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 24 to the Registration Statement, filed on November 30, 2004.
(l)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 28 to the Registration Statement, filed on March 21, 2006.
(m)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 31 to the Registration Statement, filed on June 26, 2006.
(n)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 33 to the Registration Statement, filed on September 26, 2006.

(o)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 36 to the Registration Statement, filed on December 3, 2007.
(p)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 39 to the Registration Statement, filed on April 14, 2008.
(q)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 41 to the Registration Statement, filed on August 29, 2008.
(r)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 42 to the Registration Statement, filed on January 28, 2009.
(s)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 43 to the Registration Statement, filed on November 25, 2009.
(t)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 46 to the Registration Statement, filed on March 26, 2010.
(u)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 51 to the Registration Statement, filed on July 25, 2011.
(v)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 55 to the Registration Statement, filed on January 30, 2012.
(w)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 58 to the Registration Statement, filed on April 27, 2012.
(x)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 61 to the Registration Statement, filed on July 6, 2012.
(y)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 63 to the Registration Statement, filed on January 11, 2013.
(z)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 70 to the Registration Statement, filed on June 21, 2013.
(aa)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 72 to the Registration Statement, filed on December 18, 2013.
(bb)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 74 to the Registration Statement, filed on February 14, 2014.
(cc)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 76 to the Registration Statement, filed on February 21, 2014.
(dd)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 77 to the Registration Statement, filed on February 28, 2014.
(ee)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 85 to the Registration Statement, filed on January 28, 2015.
(ff)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 87 to the Registration Statement, filed on March 13, 2015.
(gg)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 88 to the Registration Statement, filed on May 26, 2015.
(hh)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 90 to the Registration Statement, filed on August 12, 2015.
(ii)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 91 to the Registration Statement, filed on September 30, 2015.
(jj)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 94 to the Registration Statement, filed on February 12, 2016.
(kk)	Previously filed. Incorporated by reference to the exhibit filed with the Registration Statement on Form N-14, filed on March 4, 2016.
(ll)	Previously filed. Incorporated by reference to the exhibit filed with post-effective amendment no. 96 to the Registration Statement, filed on April 12, 2016.

ITEM 17. Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this post-effective amendment to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, and the State of California on the 24th day of May, 2016.

ARTISAN PARTNERS FUNDS, INC.

By:	/s/ Eric R. Colson
Eric R. Colson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to the Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Eric R. Colson	President, Chief Executive Officer	May 24, 2016
Eric R. Colson	(principal executive officer) and Director

/s/ David A. Erne*	Director	May 24, 2016
David A. Erne

/s/ Gail L. Hanson*	Director	May 24, 2016
Gail L. Hanson

/s/ Thomas R. Hefty*	Director	May 24, 2016
Thomas R. Hefty

/s/ Peter M. Lebovitz*	Director	May 24, 2016
Peter M. Lebovitz

/s/ Patrick S. Pittard*	Director	May 24, 2016
Patrick S. Pittard

/s/ R. Scott Trumbull*	Director	May 24, 2016
R. Scott Trumbull

/s/ Gregory K. Ramirez Gregory K. Ramirez	Chief Financial Officer, Vice President and Treasurer	May 24, 2016
(principal financial and accounting officer)

By:	/s/ George B. Raine
George B. Raine

* By George B. Raine, Attorney-in-Fact, pursuant to powers of attorney filed with the Registration Statement on Form N-14, filed on March 4, 2016

Index of Exhibits Filed with this Registration Statement

Exhibit Number	Description

(4)	Agreement and Plan of Reorganization, dated May 20, 2016.

(12)	Opinion of Ropes & Gray regarding certain tax matters.